October 11, 2011 VIA EDGAR	Lauren Burnham Prevost 404-504-7744 lprevost@mmmlaw.com www.mmmlaw.com

Mr. Todd K. Schiffman
Assistant Director
Securities and Exchange Commission
Division of Corporate Finance
100 F Street Northeast, Mail Stop 3010
Washington, DC 20549-6010

Re:	United Development Funding III, L.P.
File No. 000-53159
Form 10-K for the fiscal year ended December 31, 2010, filed March 31, 2011
Form 10-Q for the quarterly period ended March 31, 2011, filed May 16, 2011
Form 10-Q for the quarterly period ended June 30, 2011, filed August 12, 2011

Dear Mr. Schiffman:

On behalf of United Development Funding III, L.P. (the “Partnership”), the Partnership hereby acknowledges receipt of the comments of the Staff of the Securities and Exchange Commission (the “Commission”) to the above-referenced documents, as set forth in the Commission’s letter dated September 27, 2011.  The Partnership hereby advises the Commission that it intends to respond to such comments prior to the filing of the Partnership’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2011, which is required to be filed on or before November 14, 2011.

If you have any questions regarding this filing, please do not hesitate to contact the undersigned at (404) 504-7744.

Best Regards, MORRIS, MANNING & MARTIN, LLP /s/ Lauren B. Prevost Lauren B. Prevost

cc:           Hollis M. Greenlaw

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